Exhibit 99.1

FOR IMMEDIATE RELEASE
Media Contact Information:	Investor Contact Information:
Sandy Pound	Rafael Tejada
Phone: 781-622-1223	Phone: 781-622-1356
E-mail: sandy.pound@thermofisher.com	E-mail: rafael.tejada@thermofisher.com
Website: www.thermofisher.com

Thermo Fisher Scientific to Acquire Olink, a Leader in Next-Generation Proteomics

Enhances Thermo Fisher’s Capabilities in the High-Growth Proteomics Market with the Addition of Highly Differentiated Solutions

Complements Existing Life Sciences and Mass Spectrometry Offerings, Accelerating Protein Biomarker Discovery and Providing Strong Synergy Opportunities

WALTHAM, Mass. and UPPSALA, Sweden (October 17, 2023) – Thermo Fisher Scientific Inc. (NYSE: TMO) (“Thermo Fisher”), the world leader in serving science, and Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK), a leading provider of next-generation proteomics solutions, today announced that their respective boards of directors have approved Thermo Fisher’s proposal to acquire Olink for $26.00 per common share in cash, representing $26.00 per American Depositary Share (ADS) in cash. This represents a premium of approximately 74% to the closing price of Olink’s American Depositary Shares that trade on NASDAQ on October 16, 2023, the last trading day prior to the announcement of the transaction. Thermo Fisher will commence a tender offer to acquire all of the outstanding Olink common shares and all of the American Depositary Shares. The transaction values Olink at approximately $3.1 billion which includes net cash of approximately $143 million.

Olink offers leading solutions for advanced proteomics discovery and development, enabling biopharmaceutical companies and leading academic researchers to gain an understanding of disease at the protein level rapidly and efficiently. Olink’s proprietary technology, Proximity Extension Assay (PEA), provides high throughput protein analysis for the very large installed base of qPCR and next-generation sequencing readout systems in the market. With a library of more than 5,300 validated protein biomarker targets, adoption of the technology has been very strong, leading to over 1,400 scientific publications. Headquartered in Sweden, Olink has operations in the Americas, Europe and Asia Pacific.

“The acquisition of Olink underscores the profound impact that proteomics is having as our customers continue to advance life science research and precision medicine,” said Marc N. Casper, chairman, president and chief executive officer of Thermo Fisher. “Olink’s proven and transformative innovation is highly complementary to our leading mass spectrometry and life sciences platforms. Our company is uniquely positioned to bring this technology to customers enabling them to meaningfully accelerate discovery and scientific breakthroughs. We look forward to welcoming Olink’s colleagues to Thermo Fisher.”

Jon Heimer, CEO of Olink said, “Olink is dedicated to improving the understanding of human biology by accelerating the use of next-generation proteomics and providing industry-leading data quality at unprecedented scale. Thermo Fisher’s deep life sciences expertise, global reach and proven operational excellence will enable significant opportunities for both customers and colleagues, while also providing immediate value to our shareholders.”

The transaction, which is expected to be completed by mid-2024, is subject to customary closing conditions, including receipt of applicable regulatory approvals, and completion of the tender offer. As part of the transaction, Summa Equity AB, Olink’s largest shareholder and additional Olink shareholders and management, in aggregate holding more than 63% of Olink’s common shares, have entered into support agreements agreeing to tender into the tender offer. Thermo Fisher expects to fund the acquisition using cash on hand and debt financing. Upon completion, Olink will become part of Thermo Fisher’s Life Sciences Solutions segment.

Olink is on track to deliver over $200M of revenue in 2024 and, as part of Thermo Fisher, is expected to grow mid-teens organically. In the first full year of ownership, the transaction is expected to be dilutive to adjusted EPS1 by $0.17. Excluding financing costs and non-cash deal related equity compensation costs, the transaction is expected to be accretive by $0.10 in that period. Thermo Fisher expects to realize approximately $125 million of adjusted operating income1 from revenue and cost synergies by year five following close. The expected strong long-term business growth and synergy realization profile make the financial returns on the transaction very compelling.

Advisors

For Thermo Fisher, Cravath Swaine & Moore LLP and Advokatfirman Vinge KB are serving as legal counsel. For Olink, J.P. Morgan Securities LLC is serving as lead financial advisor, Goldman Sachs Bank Europe SE, Sweden Bankfilial is serving as financial advisor and Baker & McKenzie is serving as legal counsel.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. is the world leader in serving science, with annual revenue over $40 billion. Our Mission is to enable our customers to make the world healthier, cleaner and safer. Whether our customers are accelerating life sciences research, solving complex analytical challenges, increasing productivity in their laboratories, improving patient health through diagnostics or the development and manufacture of life-changing therapies, we are here to support them. Our global team delivers an unrivaled combination of innovative technologies, purchasing convenience and pharmaceutical services through our industry-leading brands, including Thermo Scientific, Applied Biosystems, Invitrogen, Fisher Scientific, Unity Lab Services, Patheon and PPD. For more information, please visit www.thermofisher.com.

About Olink

Olink Holding AB (publ) (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major pharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America and Asia. Olink is headquartered in Uppsala, Sweden.

1 Adjusted earnings per share and adjusted operating income are non-GAAP measures that exclude certain items detailed later in this press release under the heading “Use of Non-GAAP Financial Measures.”

Forward-looking Statements

This press release contains forward-looking statements that involve a number of risks and uncertainties. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the COVID-19 pandemic, the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of economic and political conditions and exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; any natural disaster, public health crisis or other catastrophic event; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent or pending acquisitions, including the proposed acquisition, may not materialize as expected; the proposed acquisition not being timely completed, if completed at all; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; prior to the completion of the transaction, Olink’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; the outcome of any legal proceedings related to the proposed acquisition; and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Fisher’s Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q, which are on file with the U.S. Securities and Exchange Commission (“SEC”) and available in the “Investors” section of Thermo Fisher’s website, ir.thermofisher.com, under the heading “SEC Filings”, and in any subsequent documents Thermo Fisher files or furnishes with the SEC, and in Olink’s Annual Report on Form 20-F and subsequent interim reports on Form 6-K, which are on file with the SEC and available in the “Investor Relations” section of Olink’s website, https://investors.olink.com/investor-relations, under the heading “SEC Filings”, and in any subsequent documents Olink files or furnishes with the SEC. While Thermo Fisher or Olink may elect to update forward-looking statements at some point in the future, Thermo Fisher and Olink specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing either Thermo Fisher’s or Olink’s views as of any date subsequent to today.

Additional Information and Where to Find It

The tender offer referenced herein has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any common shares or American Depositary Shares of Olink or any other securities, nor is it a substitute for the tender offer materials that Thermo Fisher or its acquisition subsidiary will file with the SEC. The terms and conditions of the tender offer will be published in, and the offer to purchase common shares and American Depositary Shares of Olink will be made only pursuant to, the offer document and related offer materials prepared by Thermo Fisher and its acquisition subsidiary and filed with the SEC in a tender offer statement on Schedule TO at the time the tender offer is commenced. Olink intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF OLINK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY, AND NOT THIS DOCUMENT, WILL GOVERN THE TERMS AND CONDITIONS OF THE TENDER OFFER, AND BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON SHARES AND AMERICAN DEPOSITARY SHARES.

The tender offer materials, including the offer to purchase and the related letter of transmittal and certain other tender offer documents, and the solicitation/recommendation statement (when they become available) and other documents filed with the SEC by Thermo Fisher or Olink, may be obtained free of charge at the SEC's website at www.sec.gov or at Olink’s website https://investors.olink.com/investor-relations or at Thermo Fisher's website at www.thermofisher.com or by contacting Thermo Fisher's investor relations department at 781-622- 1111. In addition, Thermo Fisher's tender offer statement and other documents it will file with the SEC will be available at https://ir.thermofisher.com/investors

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), Thermo Fisher uses certain non-GAAP financial measures, including adjusted earnings per share and adjusted operating margin, which exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and significant transaction costs; restructuring and other costs/income; amortization of acquisition-related intangible assets; certain other gains and losses that are either isolated or cannot be expected to occur again with any regularity or predictability, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events, equity in earnings of unconsolidated entities and the results of discontinued operations, as applicable. Thermo Fisher excludes the above items because they are outside of the company's normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. Thermo Fisher believes that the use of non-GAAP measures helps investors to gain a better understanding of the company's core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

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